================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*





                                 Inhibitex, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    45719T103
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               J. Connor Seabrook
                          Alliance Technology Ventures
             8995 Westside Parkway, Suite 200, Alpharetta, GA 30004
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 3, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                               Page 1 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 2 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Alliance Technology Ventures, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,034,629 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,034,629 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,034,629 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.3%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 2 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 3 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       ATV/GP Parallel Fund, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,034,629 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,034,629 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,034,629 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.3%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 3 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 4 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       ATV/MFJ Parallel Fund, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,034,629 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,034,629 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,034,629 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.3%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 4 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 5 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Alliance Technology Ventures II, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,034,629 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,034,629 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,034,629 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.3%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 5 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 6 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Alliance Technology Ventures III, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,034,629 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,034,629 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,034,629 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.3%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 6 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 7 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       ATV II Affiliates Fund, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,034,629 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,034,629 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,034,629 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.3%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 7 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 8 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       ATV III Affiliates Fund, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,034,629 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,034,629 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,034,629 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.3%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 8 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 9 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Alliance Associates II, LLC
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Liability Company
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,034,629 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,034,629 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,034,629 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.3%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
================================================================================

                               Page 9 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 10 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       ATV III Partners, LLC
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Liability Company
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,034,629 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,034,629 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,034,629 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.3%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
================================================================================

                               Page 10 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 11 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Michael R. Slawson
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,165,436 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,165,436 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,165,436 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.4%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 11 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 12 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       William L. Lyman
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,335,097 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,335,097 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,335,097 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 12 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 13 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       J. Connor Seabrook
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,335,097 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,335,097 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,335,097 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 13 of 24 pages

====================                                         ===================
CUSIP NO.  45719T103                  13D                    PAGE 14 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Michael A. Henos
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        12,158 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,034,629 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               12,158 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,034,629 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,046,787 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.4%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 14 of 24 pages

                                  Schedule 13D

Item 1. Security and Issuer.
        -------------------

         This statement relates to the Common Stock, $.001 par value (the "Common Stock") of Inhibitex, Inc. (the "Issuer") having its principal executive office at 1165 Sanctuary Parkway, Suite 400, Alpharetta, Georgia 30004.


Item 2. Identity and Background.
        -----------------------

         This statement is being filed by Alliance Technology Ventures, Limited Partnership ("ATV"); ATV/GP Parallel Fund, Limited Partnership ("ATV/GP"); ATV/MFJ Parallel Fund, Limited Partnership ("ATV/MFJ"); Alliance Technology Ventures II, Limited Partnership ("ATV II"); Alliance Technology Ventures III, Limited Partnership ("ATV III"); ATV II Affiliates Fund, Limited Partnership ("ATV II Affiliates"); ATV III Affiliates Fund, Limited Partnership ("ATV III Affiliates"); Michael A. Henos ("Henos"); Alliance Associates II, LLC ("Alliance Associates II"); ATV III Partners, LLC ("ATV Partners"); Michael R. Slawson ("Slawson"); William L. Lyman ("Lyman") and J. Connor Seabrook ("Seabrook"). The entities and persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

         The address of the principal business office of each of ATV, ATV/GP, ATV/MFJ, ATV II, ATV III, ATV II Affiliates, ATV III Affiliates, Alliance Associates II, ATV Partners and Messrs. Henos, Slawson, Lyman and Seabrook is 8995 Westside Parkway, Suite 200, Alpharetta, GA, 30004.

         The principal business of ATV, ATV/GP, ATV/MFJ, ATV II, ATV II Affiliates, ATV III and ATV III Affiliates (collectively referred to herein as the "ATV Funds") is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of Alliance Associates II is to act as the sole general partner of ATV II and ATV II Affiliates. The principal business of ATV Partners is to act as the sole general partner of ATV III and ATV III Affiliates. The principal business of Messrs. Henos, Slawson, Lyman and Seabrook is to act as general partners of the ATV Funds and a number of affiliated partnerships with similar businesses.

         Henos is the sole general partner of ATV, ATV/GP and ATV/MFJ. Alliance Associates II is the sole general partner of ATV II and ATV II Affiliates. ATV Partners is the sole general partner of ATV III and ATV III Affiliates. Messrs. Henos and Slawson are individual managers of Alliance Associates II. Messrs. Henos, Slawson, Lyman and Seabrook are individual managers of ATV Partners.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of ATV, ATV/GP, ATV/MFJ, ATV II, ATV III, ATV II Affiliates and ATV III Affiliates is a limited partnership organized under the laws of the State of Delaware. Each of Alliance Associates II and ATV Partners is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Henos, Slawson, Lyman and Seabrook is a United States citizen.


Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

         ATV, ATV/GP and ATV/MFJ purchased 143,335, 39,100 and 10,865 shares, respectively, of Series B Convertible Preferred Stock, $.001 par value per share (the "Series B Preferred Stock"), for $1.164 per share from the Issuer in a private transaction on July 28, 1997.

                               Page 15 of 24 pages

         ATV, ATV/GP and ATV/MFJ purchased 285,730, 79,215 and 21,655 shares, respectively, of Series B Preferred Stock for $1.164 per share from the Issuer in a private transaction on November 6, 1997. ATV, ATV/GP and ATV/MFJ purchased 428,580, 118,840 and 32,475 shares, respectively, of Series B Preferred Stock for $1.164 per share from the Issuer in a private transaction on March 23, 1998. ATV, ATV/GP and ATV/MFJ purchased 224,182, 62,162 and 16,989 shares, respectively, of Series B Preferred Stock for $1.50 per share from the Issuer in a private transaction on July 2, 1998.

         In connection with private bridge financing transactions on March 31, 1999, August 18, 1999 and March 1, 2000, ATV, ATV/GP and ATV/MFJ purchased warrants to purchase 78,662, 21,878 and 5,961 shares, respectively, of Series B Preferred Stock (the "Series B Warrants").

         On April 7, 2000 , ATV II purchased 131,579 shares of Series C Convertible Preferred Stock, $.001 par value per share (the "Series C Preferred Stock"), for $2.85 per share from the Issuer in a private transaction. On April 18, 2000, ATV II and ATV II Affiliates purchased 126,316 and 5,263 shares, respectively, of Series C Preferred Stock for $2.85 per share from the Issuer in a private transaction. On June 8, 2000, ATV II and ATV II Affiliates purchased 85,964 and 1,755 shares, respectively, of Series C Preferred Stock for $2.85 per share from the Issuer in a private transaction. On October 13, 2000, ATV II, ATV II Affiliates and ATV III purchased 343,859, 7,018 and 350,877 shares, respectively of Series C Preferred Stock for $2.85 per share from the Issuer in a private transaction. On November 1, 2000, ATV III purchased 350,877 shares of Series C Preferred Stock for $2.85 per share from the Issuer in a private transaction.

         On February 7, 2002, ATV II, ATV II Affiliates, ATV III and ATV III Affiliates purchased 507,615, 20,720, 1,015,230 and 16,822 shares of Series D Convertible Preferred Stock, $.001 par value per share (the "Series D Preferred Stock") for $3.94 per share from the Issuer in a private transaction. In connection with the purchase of the Series D Preferred Stock, ATV II, ATV II Affiliates, ATV III and ATV III Affiliates also purchased warrants to purchase 126,904, 5,180, 253,808 and 4,206 shares, respectively, of Series D Preferred Stock (the "Series D Warrants") at an exercise price of $5.91 per share, which warrants are immediately exercisable. The aggregate purchase price of the Series D Preferred Stock and the Series D Warrants purchased by ATV II, ATV II Affiliates, ATV III and ATV III Affiliates was $2,000,003, $81,430, $4,000,006 and $66,279, respectively.

         On December 19, 2003, ATV II, ATV II Affiliates, ATV III and ATV III Affiliates purchased 152,285, 4,711, 507,615 and 8,411 shares of Series E Convertible Preferred Stock, $.001 par value per share (the "Series E Preferred Stock" and, collectively with the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, the "Preferred Stock") for $3.94 per share from the Issuer in a private transaction. In connection with the purchase of the Series E Preferred Stock, ATV II, ATV II Affiliates, ATV III and ATV III Affiliates also purchased warrants to purchase 38,071, 1,177, 126,903 and 2,102 shares, respectively, of Series E Preferred Stock (the "Series E Warrants") at an exercise price of $5.91 per share, which warrants are immediately exercisable. The aggregate purchase price of the Series E Preferred Stock and the Series E Warrants purchased by ATV II, ATV II Affiliates, ATV III and ATV III Affiliates was $600,003, $18,514, $2,000,003 and $33,139, respectively.

         On May 21, 2004, the Issuer effected a 1-for-2.38 reverse stock split of its Common Stock and as a result, each of the shares of Preferred Stock was convertible into approximately .42 of a share of Common Stock. Pursuant to its terms, the Preferred Stock automatically converted into shares of Common Stock (the "Shares") upon the effective date of the Issuer's initial public offering (the "IPO"). Pursuant to their terms the Series B Warrants, Series D Warrants and Series E Warrants (collectively, the "Warrants") became exercisable for shares of Common Stock upon the effective date of the Issuer's IPO. On June 3, 2004, ATV II, ATV II Affiliates, ATV III and ATV III Affiliates purchased an additional 40,000, 2,400, 60,000 and 600 shares, respectively of Common Stock at $7.00 per share in connection with the Issuer's IPO. On June 9, 2004, ATV, ATV/GP and ATV/MFJ received 37,565, 10,447 and

                               Page 16 of 24 pages

2,847 shares (post-split), respectively, of Series C Preferred Stock as an accumulated dividend on each entity's Series C Preferred Stock holdings. The dividends received by ATV, ATV/GP and ATV/MFJ were automatically converted into Common Stock. On June 9, 2004, ATV II, ATV II Affiliates, ATV III and ATV III Affiliates received 130,544, 2,595, 165,254 and 1,320 shares (post-split), respectively of Series C Preferred Stock and Series D Preferred Stock as an accumulated dividend on each entity's Series C Preferred Stock and Series D Preferred Stock holdings. The dividends received by ATV II, ATV II Affiliates, ATV III and ATV III Affiliates were automatically converted into Common Stock.

         The working capital of ATV, ATV/GP, ATV/MFJ, ATV II, ATV II Affiliates, ATV III and ATV III Affiliates was the source of the funds for each purchase described above. No part of the purchase price paid by such entities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Record Shares (as defined below). As a result, the ATV Funds now hold 3,034,621 shares of Common Stock which represent the newly-converted Preferred Stock, the Warrants, the 103,000 shares of Common Stock that it purchased on June 3, 2004 in the Issuer's IPO along with the shares such entities received as an accumulated dividend on their Series C Preferred Stock and Series D Preferred Stock (together, the "Record Shares"). Mr. Michael A. Henos is a member of the Issuer's board of directors and is also the general partner of ATV, ATV/GP and ATV/MFJ, a manager of Alliance Associates II, LLC, which is the general partner of ATV II and ATV II Affiliates, and a manager of ATV III Partners, LLC, which is the general partner of ATV III and ATV III Affiliates.


Item 4. Purpose of Transaction.
        ----------------------

         The ATV Funds acquired the Record Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the ATV Funds and other Reporting Persons may dispose of or acquire additional Shares of the Issuer. Henos is a member of the Board of Directors. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                               Page 17 of 24 pages

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) ATV is the record owner of 642,480 shares of Common Stock. ATV/GP is the record owner of 178,024 shares of Common Stock. ATV/MFJ is the record owner of 48,689 shares of Common Stock. ATV II is the record owner of 806,089 shares of Common Stock. ATV II Affiliates is the record owner of 24,250 shares of Common Stock. ATV III is the record owner of 1,319,923 shares of Common Stock. ATV III Affiliates is the record owner of 15,174 shares of Common Stock. Henos is the record owner of 12,158 shares of Common Stock. By virtue of the affiliate relationships among the ATV Funds, each ATV Fund may be deemed to own beneficially 3,034,629 shares of Common Stock. By virtue of having overlapping general partners, each of Alliance Associates II and ATV Partners may be deemed to own beneficially 3,034,629 shares of Common Stock. In his capacity as (i) the sole general partner of ATV, ATV/GP and ATV/MFJ, (ii) a manager of Alliance Associates II and ATV Partners, (iii) and as the record owner of 12,158 shares of Common Stock, Henos may be deemed to own beneficially 3,046,787 shares of Common Stock. In his capacity as a manager of Alliance Associates II and ATV Partners, Slawson may be deemed to own beneficially 2,165,436 shares of Common Stock. In their capacity as managers of ATV Partners, each of Messrs. Lyman and Seabrook may be deemed to own beneficially 1,335,097 shares of Common Stock.

          Each of ATV, ATV/GP, ATV/MFJ, ATV II, ATV III, ATV II Affiliates Fund, ATV III Affiliates Fund, Alliance Associates II and ATV Partners may be deemed to own beneficially 17.3% of the Issuer's Common Stock. Mr. Henos may be deemed to own beneficially 17.4% of the Issuer's Common Stock. Mr. Slawson may be deemed to own beneficially 12.4% of the Issuer's Common Stock. Messrs. Lyman and Seabrook may be deemed to own beneficially 7.6% of the Issuer's Common Stock. Such percentages have been calculated based upon 17,495,610 shares reported to be outstanding in the Issuer's Prospectus filed pursuant to Rule 424(b)(4), which was filed on June 4, 2004. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares, except to the extent of their pecuniary interest therein, if any, of the Common Stock, except in the case of ATV for the 642,480 shares which it holds of record; ATV/GP for the 178,024 shares which it holds of record; ATV/MFJ for the 48,689 shares which it holds of record; ATV II for the 806,089 shares which it holds of record; ATV II Affiliates for the 24,250 shares which it holds of record; ATV III for the 1,319,923 shares which it holds of record; ATV III Affiliates for the 15,174 shares which it holds of record; and Henos for the 12,158 shares which he holds of record.

     (b)  Regarding the number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:

              0 shares for each of the Reporting Persons, except Mr. Henos. Mr. Henos holds personally 12,158 shares of Common stock.

          (ii) shared power to vote or to direct the vote:

              Alliance Technology Ventures, Limited Partnership: 3,034,629 ATV/GP Parallel Fund, Limited Partnership: 3,034,629

                               Page 18 of 24 pages

              ATV/MFJ Parallel Fund, Limited Partnership: 3,034,629
              Alliance Technology Ventures II, Limited Partnership: 3,034,629 Alliance Technology Ventures III, Limited Partnership: 3,034,629 ATV II Affiliates Fund, Limited Partnership: 3,034,629
              ATV III Affiliates Fund, Limited Partnership: 3,034,629
              Alliance Associates II, LLC: 3,034,629
              ATV III Partners, LLC: 3,034,629
              Michael R. Slawson: 2,165,436
              William L. Lyman: 1,335,097
              J. Connor Seabrook: 1,335,097
              Michael A. Henos: 3,034,629

          (iii) sole power to dispose or to direct the disposition:

              0 shares for each of the Reporting Persons except Mr. Henos. Mr. Henos holds personally 12,158 shares of Common stock.

          (iv) shared power to dispose or to direct the disposition:

              Alliance Technology Ventures, Limited Partnership: 3,034,629 ATV/GP Parallel Fund, Limited Partnership: 3,034,629
              ATV/MFJ Parallel Fund, Limited Partnership: 3,034,629
              Alliance Technology Ventures II, Limited Partnership: 3,034,629 Alliance Technology Ventures III, Limited Partnership: 3,034,629 ATV II Affiliates Fund, Limited Partnership: 3,034,629
              ATV III Affiliates Fund, Limited Partnership: 3,034,629
              Alliance Associates II, LLC: 3,034,629
              ATV III Partners, LLC: 3,034,629
              Michael R. Slawson: 2,165,436
              William L. Lyman: 1,335,097
              J. Connor Seabrook: 1,335,097
              Michael A. Henos: 3,034,629

     (c) Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Record Shares beneficially owned by any of the Reporting Persons.

     (e)  Not Applicable.


Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to
        ----------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        Not applicable.


Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

        Exhibit 2 - Power of Attorney regarding Schedule 13D filings.


                               Page 19 of 24 pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date: June 14, 2004


ALLIANCE TECHNOLOGY VENTURES, LIMITED PARTNERSHIP


         By:                   *
           ------------------------------------------
             Michael A. Henos
             General Partner


ATV/GP PARALLEL FUND, LIMITED PARTNERSHIP


         By:                   *
             ----------------------------------------
             Michael A. Henos
             General Partner


ATV/MFJ PARALLEL FUND, LIMITED PARTNERSHIP


         By:                   *
             ----------------------------------------
              Michael A. Henos
              General Partner


ALLIANCE TECHNOLOGY VENTURES II, LIMITED PARTNERSHIP


         By:  ALLIANCE ASSOCIATES II, LLC


         By:                   *
             ----------------------------------------
              Michael A. Henos
              Manager


ALLIANCE TECHNOLOGY VENTURES III, LIMITED PARTNERSHIP


         By:  ATV III PARTNERS, LLC


         By:                   *
             ----------------------------------------
              Michael A. Henos
              Manager


                               Page 20 of 24 pages

ATV II AFFILIATES FUND, LIMITED PARTNERSHIP


         By:  ALLIANCE ASSOCIATES II, LLC


         By:                   *
             ----------------------------------------
              Michael A. Henos
              Manager


ATV III AFFILIATES FUND, LIMITED PARTNERSHIP


         By: ATV III PARTNERS, LLC


         By:                   *
             ----------------------------------------
              Michael A. Henos
              Manager



                     *
-------------------------------------------
MICHAEL A. HENOS


                     *
-------------------------------------------
MICHAEL R. SLAWSON


                     *
-------------------------------------------
WILLIAM L. LYMAN


                     *
-------------------------------------------
J. CONNOR SEABROOK


* The undersigned attorney-in-fact, by signing his name below, does hereby sign this statement on behalf of the above indicated filers pursuant to the Power of Attorney filed hereto as Exhibit 2.


  /s/ Michael A. Henos
  -----------------------------
  Michael A. Henos
  Attorney-in-Fact


                               Page 21 of 24 pages

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Inhibitex, Inc.

         EXECUTED this 14th day of June, 2004.


ALLIANCE TECHNOLOGY VENTURES, LIMITED PARTNERSHIP


         By:                   *
           ------------------------------------------
             Michael A. Henos
             General Partner


ATV/GP PARALLEL FUND, LIMITED PARTNERSHIP


         By:                   *
             ----------------------------------------
             Michael A. Henos
             General Partner


ATV/MFJ PARALLEL FUND, LIMITED PARTNERSHIP


         By:                   *
             ----------------------------------------
              Michael A. Henos
              General Partner


ALLIANCE TECHNOLOGY VENTURES II, LIMITED PARTNERSHIP


         By:  ALLIANCE ASSOCIATES II, LLC


         By:                   *
             ----------------------------------------
              Michael A. Henos
              Manager


ALLIANCE TECHNOLOGY VENTURES III, LIMITED PARTNERSHIP


         By:  ATV III PARTNERS, LLC


         By:                   *
             ----------------------------------------
              Michael A. Henos
              Manager


                               Page 22 of 24 pages

ATV II AFFILIATES FUND, LIMITED PARTNERSHIP


         By:  ALLIANCE ASSOCIATES II, LLC


         By:                   *
             ----------------------------------------
              Michael A. Henos
              Manager


ATV III AFFILIATES FUND, LIMITED PARTNERSHIP


         By: ATV III PARTNERS, LLC


         By:                   *
             ----------------------------------------
              Michael A. Henos
              General Partner



                     *
-------------------------------------------
MICHAEL R. SLAWSON



                     *
-------------------------------------------
WILLIAM L. LYMAN



                     *
-------------------------------------------
J. CONNOR SEABROOK



                                            /s/ Michael A. Henos
                                            ----------------------------------
                                            Michael A. Henos
                                            Individually and as Attorney-in-Fact


This Schedule 13D was executed by Michael A. Henos on behalf of the individuals listed above pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing for Inhibitex, Inc. and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 2.

                               Page 23 of 24 pages

                                                                       EXHIBIT 2
                                                                       ---------

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael A. Henos with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.


         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 14th day of June, 2004.

                                                 /s/ Michael R. Slawson
                                                 -------------------------------
                                                 Michael R. Slawson


                                                 /s/ William L. Lyman
                                                 -------------------------------
                                                 William L. Lyman


                                                 /s/ J. Connor Seabrook
                                                 -------------------------------
                                                 J. Connor Seabrook





                               Page 24 of 24 pages